Exhibit 99.1

Newater Technology, Inc. confirms its Independent Committee’s rejection of unsolicited acquisition proposal from Fulcan Capital Partners LLC

YANTAI, China, March 8, 2021 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that its independent committee of the board of the directors (the “Independent Committee”) has concluded that an unsolicited and non-binding acquisition proposal received by the Independent Committee from Fulcan Capital Partners LLC, a Nevada limited liability company (“Fulcan”), to acquire substantially all outstanding ordinary shares of the Company at a purchase price of US$4.90 per share is not reasonably capable of being consummated and that the Independent Committee has rejected the Fulcan’s proposal.

The Independent Committee gave careful consideration to the proposal by Fulcan and the opportunity to pursue it. Following its receipt of Fulcan’s nonbinding proposal letter on February 22, 2021, the Independent Committee requested and received from Fulcan, through its counsel, additional information regarding the Fulcan Proposal, including, without limitation, Fulcan’s plan for financing the proposed transaction and its share ownership in the Company.

Upon careful consideration, on March 5, 2021, the members of the Independent Committee have unanimously concluded that the Fulcan Proposal, as currently proposed, does not constitute a superior proposal for the purpose of the agreement and plan of merger dated September 29, 2020 by and among the Company, Crouching Tiger Holding Limited, and Green Forest Holding Limited (the “Merger Agreement”), and it would be in the best interests of the Company and its shareholders (including the minority shareholders) to reject the Fulcan Proposal as currently proposed. In arriving at its conclusion, the Independent Committee considered various aspects of the Fulcan Proposal, including, without limitation, the feasibility and legality of the Fulcan’s proposal, the higher purchase price offered by Fulcan, the likelihood of Fulcan’s obtaining regulatory approval for its plan for financing the proposed transaction, the likelihood of Fulcan’s obtaining majority shareholders’ approval for its proposed transaction, potential costs and business risks to the Company that may be associated with Fulcan’s proposal, and potential impact on the Company’s business prospects if Fulcan’s proposal is accepted.

On the same day, the Company’s board of directors adopted the recommendation of the Independent Committee as the recommendation of the entire board of directors.

On March 8, 2021, the Independent Committee delivered a notice to Fulcan informing Fulcan of the Independent Committee’s determination.

The Independent Committee continues to recommend the Company’s unaffiliated shareholders to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the merger, with the current buyer group.

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Ning Liu Senior Manager
NEWATER TECHNOLOGY INC.
Phone: +86 (535) 8012999
+86 15063837878
Email: office@dtnewa.com